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               CONESVILLE COAL PREPARATION COMPANY
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 23463
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1999



                             CONTENTS

                                                          Page

Statements of Income                                                   1

Balance Sheets                                                         2

Statements of Quantities of Coal Processed and
 Customer Billings for Coal Washing Services                           3

Statements of Cost of Operation                                        4

Price Per Ton of Coal Deliveries                                       5


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
                  CONESVILLE COAL PREPARATION COMPANY
                         STATEMENTS OF INCOME
          BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1999
                              (UNAUDITED)

                                                                          Three
                                                                          Months
                                          Month Ended                     Ended
                            July 31,    August 31,    September 30,   September 30,
                              1999         1999            1999            1999
                                               (in thousands)
OPERATING REVENUES -
  Services to Parent . . .    $578        $1,135           $975           $2,688

COST OF OPERATION. . . . .     564         1,121            962            2,647

OPERATING INCOME . . . . .      14            14             13               41

NONOPERATING INCOME. . . .       2          -                -                 2

INCOME BEFORE FEDERAL
  INCOME TAXES . . . . . .      16            14             13               43

FEDERAL INCOME TAXES . . .      10             8              8               26

NET INCOME . . . . . . . .    $  6        $    6           $  5           $   17

The common stock of the Company is wholly owned by Columbus Southern Power Company.

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
                  CONESVILLE COAL PREPARATION COMPANY
                            BALANCE SHEETS
        BY MONTH-END, FOR THE QUARTER ENDED SEPTEMBER 30, 1999
                              (UNAUDITED)
                                             July 31,    August 31,    September 30,
                                               1999         1999            1999
                                                       (in thousands)
ASSETS
MINING PLANT:
  Mining Plant in Service . . . . . . . . .  $1,619        $1,619          $2,190
  Accumulated Amortization. . . . . . . . .     390           430             501
         NET MINING PLANT . . . . . . . . .   1,229         1,189           1,689

OTHER PROPERTY AND INVESTMENTS. . . . . . .     844           838             873

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . .      34           119              13
  Accounts Receivable:
    General . . . . . . . . . . . . . . . .       3             3               3
    Affiliated Companies. . . . . . . . . .     484           633           1,317
  Materials and Supplies. . . . . . . . . .     831           858             857
  Other . . . . . . . . . . . . . . . . . .    -               12              11
         TOTAL CURRENT ASSETS . . . . . . .   1,352         1,625           2,201

DEFERRED INCOME TAXES . . . . . . . . . . .     786           857             755

REGULATORY ASSETS . . . . . . . . . . . . .     259           255             251

DEFERRED CHARGES. . . . . . . . . . . . . .     917           235             153

           TOTAL. . . . . . . . . . . . . .  $5,387        $4,999          $5,922

CAPITALIZATION AND LIABILITIES
SHAREOWNER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . .  $  100        $  100          $  100
  Paid-in Capital . . . . . . . . . . . . .     400           400             400
  Retained Earnings . . . . . . . . . . . .     931           937             942
         TOTAL SHAREHOLDER'S EQUITY . . . .   1,431         1,437           1,442

OTHER NONCURRENT LIABILITIES. . . . . . . .   1,604         1,521           1,884

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . .     149           180             127
    Affiliated Companies. . . . . . . . . .     459           141             515
  Accrued Rentals . . . . . . . . . . . . .     362           581             867
  Other . . . . . . . . . . . . . . . . . .     470           587             555
         TOTAL CURRENT LIABILITIES. . . . .   1,440         1,489           2,064

DEFERRED GAIN ON SALE OF PLANT. . . . . . .     572           552             532

REGULATORY LIABILITIES. . . . . . . . . . .     340          -               -

           TOTAL. . . . . . . . . . . . . .  $5,387        $4,999          $5,922

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
                  CONESVILLE COAL PREPARATION COMPANY
            STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
              CUSTOMER BILLINGS FOR COAL WASHING SERVICES
          BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1999


Services Rendered to
Columbus Southern             Raw                   Clean
Power Company's               Coal                  Coal
Conesville Plant*             Input     Rejects     Output     Unit Price     Amount
  (Month/Year)                (tons)     (tons)     (tons)      (per ton)      (000)
July 1999. . . . . . . . . . 122,227     11,594     110,633       $5.23        $578

August 1999. . . . . . . . . 297,791     38,409     259,382       $4.38      $1,135

September 1999 . . . . . . . 244,119     31,871     212,248       $4.60        $975


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light Company
   and Columbus Southern  Power Company, the parent of Conesville  Coal Preparation
   Company.
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
                  CONESVILLE COAL PREPARATION COMPANY
                    STATEMENTS OF COST OF OPERATION
          BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1999

                                                                              Three
                                                                              Months
                                            July     August     September     Ended
                                            1999      1999         1999      9/30/99
                                                        (in thousands)
Labor-UMW*. . . . . . . . . . . . . . . . .$  57     $  106       $  93      $  256
Benefits-UMW* . . . . . . . . . . . . . . .   57         62          97         216
Office Salaries and Benefits. . . . . . . .   83         91          86         260
Operating Materials . . . . . . . . . . . .   30        116          79         225
Maintenance - Materials and Services. . . .   51         22          87         160
Electricity . . . . . . . . . . . . . . . .   40         63          55         158
Other Billed Services . . . . . . . . . . .   16        230          46         292
Rentals . . . . . . . . . . . . . . . . . .  322        326         339         987
Amortization of Deferred Gain
  on Sale of Plant. . . . . . . . . . . . .  (20)       (20)        (20)        (60)
Depreciation. . . . . . . . . . . . . . . .   36         36          37         109
Cleaning Cost Normalization** . . . . . . . (279)       140          13        (126)
Other . . . . . . . . . . . . . . . . . . .  171        (51)         50         170

          Total . . . . . . . . . . . . . .$ 564     $1,121       $ 962      $2,647


 * United Mine Workers of America.
** Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year.  The amount of cleaning cost normalization
   is  established  on  an  "overall"  company   basis (i.e., not  itemized)  and is
   eliminated by year-end.
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
                    COLUMBUS SOUTHERN POWER COMPANY
                   PRICE PER TON OF COAL DELIVERIES
          BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1999


                                                      July      August    September
                                                      1999       1999        1999
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . . .  $32.40 *   $30.90 *   $31.79 *


Notes: (a) Coal  cleaned  by Conesville  Coal Preparation  Plant and  delivered to
      Columbus Southern Power's Conesville Generating Plant. These deliveries of clean coal will normally consist of coal cleaned from beginning inventory as well as current month deliveries.




* Average price per ton.
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